Freightos Limited
Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

June 25, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Cheryl Brown

Re:	Freightos Limited
Registration Statement on Form F-3
File No. 333-280302

Dear Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Freightos Limited hereby requests that the effective date of the above-referenced Registration Statement on Form F-3 be accelerated so that it will become effective at 4:30 p.m. Eastern time on June 27, 2024, or as soon as practicable thereafter.

Please contact Jonathan M. Nathan, Adv. of Meitar Law Offices at +972-3-610-3157 or jonathann@meitar.com with any questions, and please notify him when this request for acceleration has been granted.

Sincerely,

FREIGHTOS LIMITED

/s/ Michael Oberlander
Name: Michael Oberlander
Title: General Counsel

cc: Ran Shalev, Freightos Limited
Jonathan M. Nathan, Adv., Meitar Law Offices